EXHIBIT 99.1
                                                                    ------------



                     COMPTON ANNOUNCES INCREASE IN RESERVES


FOR IMMEDIATE RELEASE                                              APRIL 7, 2004


CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton" or the "Company") is pleased to announce its Reserve Report for the year ending December 31, 2003.

As previously announced, Compton engaged the international, integrated petroleum engineering and geological consulting firm of Netherland Sewell & Associates Inc. ("Netherland Sewell") as independent reserve evaluators for Compton's reporting period ending on December 31, 2003. As confirmed by Netherland Sewell's review conducted in accordance with the stringent new standards of National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities, Compton's reserves represent a solid, high quality, long life, predominately gas weighted reserve base.

HIGHLIGHTS

     o   Total proved plus probable reserves               119 mboe,  80% natural gas

     o   Total proved plus probable (1) reserves adds,     15.3 mboe, up 15%
         after production

     o   Total proved reserves                             85 mboe,  80% natural gas

     o   Total proved reserves adds, after production      2.5 mboe, up 3%

     o   Reserve value                                     $1,008 million, 8% DCF
                                                           $892 million, 10% DCF

     o   Total proved plus probable gas reserves           568 bcf

     o   Tight gas reserves                                80% of total gas reserves

     o   Undeveloped land value                            $110 million

     (1) Proved plus probable reserves in 2003 are compared with 2002 established reserves which are defined as proved plus 50% of probable reserves.

Compton's undeveloped land was evaluated by independent land consultants Seaton-Jordan & Associates Ltd.

RESERVE SUMMARY:  COMPANY INTEREST

--------------------------------------------------------------------------------------------------------------
                             NATURAL     CRUDE OIL
RESERVES AT                    GAS         & NGLS        2003 TOTAL       % OF       2002 Total (1)   % of
DECEMBER 31, 2003             (bcf)       (mbbls)       (mboe) (6:1)     PROVED     (mboe) (6:1)     Proved
--------------------------------------------------------------------------------------------------------------
PROVED
    Producing                    322        13,154           66,806         79       59,012           72
    Non-producing                 32           738            5,996          7       17,259           21
    Undeveloped                   49         3,615           11,825         14        5,795            7
--------------------------------------------------------------------------------------------------------------
TOTAL PROVED                     403        17,507           84,627        100       82,156          100
Probable                         165         6,592           34,136                  21,345
--------------------------------------------------------------------------------------------------------------
TOTAL PROVED PLUS
PROBABLE                         568        24,099          118,763                 103,501
--------------------------------------------------------------------------------------------------------------

(1)  Represents proved plus risked probable reserves (established) for 2002.


NET PRESENT VALUE OF RESERVES, FORECAST PRICES AND COSTS

--------------------------------------------------------------------------------------------------------------
                                                             FUTURE NET REVENUE BEFORE INCOME TAXES (1)
                                                                       DISCOUNTED AT A RATE OF
                                                        ------------------------------------------------------
($000's)                                                       0%                8%                10%
--------------------------------------------------------------------------------------------------------------
PROVED
    Producing                                            $1,189,996         $ 619,478           $561,589
    Non-producing                                           102,776            58,159             52,574
    Undeveloped                                             218,206            88,995             75,136
--------------------------------------------------------------------------------------------------------------
TOTAL PROVED                                             $1,510,978       $   766,632           $689,299
Probable                                                    612,247           241,515            202,551
--------------------------------------------------------------------------------------------------------------
TOTAL PROVED PLUS PROBABLE                               $2,123,225        $1,008,147           $891,850
--------------------------------------------------------------------------------------------------------------

(1) As an independent reserves evaluator, Netherland Sewell does not provide price forecasts. April 1, 2004 pricing forecasts prepared by McDaniel & Associates Consultants Ltd. were utilized in determining the future net revenues presented above. These forecasts are below current forward prices.

RESERVE LIFE INDEX

Compton's 2003 reserve life index, based on total 2003 production, is 9 years proved and 13 years proved plus probable, further illustrating the long life of the Company's reserves.


2003 YEAR END FINANCIAL RESULTS AND CONFERENCE CALL

Compton will press release its year end financial results on Wednesday, April 28, 2004 after market close, followed by a conference call on April 29, 2004. The details of the conference call including dial-in information will be set out in the April 28th press release.

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on

The Toronto Stock Exchange (TSE) under the symbol "CMT" and is included in both the TSE 300 Composite Index and the TSE Mid-Cap Index.

For further information contact Compton Petroleum Corporation, E.G. Sapieha, President & CEO or N.G. Knecht, VP Finance & CFO, Telephone: (403) 237-9400, Fax
(403) 237-9410.

Website : www.comptonpetroleum.com      Email: investorinfo@comptonpetroleum.com
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